July 8, 2011
File No. 812-13831

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

In the Matter of:

TIAA-CREF FUNDS
on behalf of its series:
LIFECYCLE 2010 FUND
LIFECYCLE 2015 FUND
LIFECYCLE 2020 FUND
LIFECYCLE 2025 FUND
LIFECYCLE 2030 FUND
LIFECYCLE 2035 FUND
LIFECYCLE 2040 FUND
LIFECYCLE 2045 FUND
LIFECYCLE 2050 FUND
LIFECYCLE 2055 FUND
LIFECYCLE RETIREMENT INCOME FUND
LIFECYCLE INDEX 2010 FUND
LIFECYCLE INDEX 2015 FUND
LIFECYCLE INDEX 2020 FUND
LIFECYCLE INDEX 2025 FUND
LIFECYCLE INDEX 2030 FUND
LIFECYCLE INDEX 2035 FUND
LIFECYCLE INDEX 2040 FUND
LIFECYCLE INDEX 2045 FUND
LIFECYCLE INDEX 2050 FUND
LIFECYCLE INDEX 2055 FUND
LIFECYCLE INDEX RETIREMENT INCOME FUND
MANAGED ALLOCATION FUND
BOND FUND
BOND INDEX FUND
BOND PLUS FUND
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX FUND
ENHANCED INTERNATIONAL EQUITY INDEX FUND
ENHANCED LARGE-CAP GROWTH INDEX FUND
ENHANCED LARGE-CAP VALUE INDEX FUND
EQUITY INDEX FUND
GROWTH & INCOME FUND
HIGH-YIELD FUND
INFLATION-LINKED BOND FUND

INTERNATIONAL EQUITY FUND
INTERNATIONAL EQUITY INDEX FUND
LARGE-CAP GROWTH FUND
LARGE-CAP VALUE FUND
MID-CAP GROWTH FUND
MID-CAP VALUE FUND
MONEY MARKET FUND
REAL ESTATE SECURITIES FUND
SHORT-TERM BOND FUND
SMALL-CAP EQUITY FUND

TEACHERS ADVISORS, INC.

TEACHERS PERSONAL INVESTORS SERVICES, INC.

AMENDMENT NO. 2 TO, AND RESTATEMENT OF, APPLICATION PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Amendment and Restatement should be addressed to:

Stewart P. Greene, Esq.
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

-with copies to-

Jeffrey S. Puretz, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3358

This Amendment and Restatement (including Exhibits) consists of 27 pages. The Exhibit Index is on page 21.

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)

AMENDMENT NO. 2 TO, AND RESTATEMENT OF, APPLICATION PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

FILE NO. 812-13831

)
TIAA-CREF FUNDS	)
on behalf of its series:	)
LIFECYCLE 2010 FUND	)
LIFECYCLE 2015 FUND	)
LIFECYCLE 2020 FUND	)
LIFECYCLE 2025 FUND	)
LIFECYCLE 2030 FUND	)
LIFECYCLE 2035 FUND	)
LIFECYCLE 2040 FUND	)
LIFECYCLE 2045 FUND	)
LIFECYCLE 2050 FUND	)
LIFECYCLE 2055 FUND	)
LIFECYCLE RETIREMENT INCOME FUND	)
LIFECYCLE INDEX 2010 FUND	)
LIFECYCLE INDEX 2015 FUND	)
LIFECYCLE INDEX 2020 FUND	)
LIFECYCLE INDEX 2025 FUND	)
LIFECYCLE INDEX 2030 FUND	)
LIFECYCLE INDEX 2035 FUND	)
LIFECYCLE INDEX 2040 FUND	)
LIFECYCLE INDEX 2045 FUND	)
LIFECYCLE INDEX 2050 FUND	)
LIFECYCLE INDEX 2055 FUND	)
LIFECYCLE INDEX RETIREMENT INCOME FUND	)
MANAGED ALLOCATION FUND	)
BOND FUND	)
BOND INDEX FUND	)
BOND PLUS FUND	)
EMERGING MARKETS EQUITY FUND	)
EMERGING MARKETS EQUITY INDEX FUND	)
ENHANCED INTERNATIONAL EQUITY INDEX	)
FUND	)
ENHANCED LARGE-CAP GROWTH INDEX FUND	)
ENHANCED LARGE-CAP VALUE INDEX FUND	)
EQUITY INDEX FUND	)
GROWTH & INCOME FUND	)
HIGH-YIELD FUND	)
INFLATION-LINKED BOND FUND	)
INTERNATIONAL EQUITY FUND	)
INTERNATIONAL EQUITY INDEX FUND	)
LARGE-CAP GROWTH FUND	)
LARGE-CAP VALUE FUND	)

Page 3 of 27 Sequentially Numbered Pages

MID-CAP GROWTH FUND	)
MID-CAP VALUE FUND	)
MONEY MARKET FUND	)
REAL ESTATE SECURITIES FUND	)
SHORT-TERM BOND FUND	)
SMALL-CAP EQUITY FUND	)
)
TEACHERS ADVISORS, INC.	)
)
TEACHERS PERSONAL INVESTORS SERVICES, INC.	)
)
730 Third Avenue	)
New York, New York 10017-3206)
)

Page 4 of 27 Sequentially Numbered Pages

          TIAA-CREF FUNDS, on behalf of its series, LIFECYCLE 2010 FUND, LIFECYCLE 2015 FUND, LIFECYCLE 2020 FUND, LIFECYCLE 2025 FUND, LIFECYCLE 2030 FUND, LIFECYCLE 2035 FUND, LIFECYCLE 2040 FUND, LIFECYCLE 2045 FUND, LIFECYCLE 2050 FUND, LIFECYCLE 2055 FUND, LIFECYCLE RETIREMENT INCOME FUND, LIFECYCLE INDEX 2010 FUND, LIFECYCLE INDEX 2015 FUND, LIFECYCLE INDEX 2020 FUND, LIFECYCLE INDEX 2025 FUND, LIFECYCLE INDEX 2030 FUND, LIFECYCLE INDEX 2035 FUND, LIFECYCLE INDEX 2040 FUND, LIFECYCLE INDEX 2045 FUND, LIFECYCLE INDEX 2050 FUND, LIFECYCLE INDEX 2055 FUND, LIFECYCLE INDEX RETIREMENT INCOME FUND, MANAGED ALLOCATION FUND, BOND FUND, BOND INDEX FUND, BOND PLUS FUND, EMERGING MARKETS EQUITY FUND, EMERGING MARKETS EQUITY INDEX FUND, ENHANCED INTERNATIONAL EQUITY INDEX FUND, ENHANCED LARGE-CAP GROWTH INDEX FUND, ENHANCED LARGE-CAP VALUE INDEX FUND, EQUITY INDEX FUND, GROWTH & INCOME FUND, HIGH-YIELD FUND, INFLATION-LINKED BOND FUND, INTERNATIONAL EQUITY FUND, INTERNATIONAL EQUITY INDEX FUND, LARGE-CAP GROWTH FUND, LARGE-CAP VALUE FUND, MID-CAP GROWTH FUND, MID-CAP VALUE FUND, MONEY MARKET FUND, REAL ESTATE SECURITIES FUND, SHORT-TERM BOND FUND, SMALL-CAP EQUITY FUND; TEACHERS ADVISORS, INC. (“Advisors”); TEACHERS PERSONAL INVESTORS SERVICES, INC. (“TPIS”) (collectively, the “Applicants”); and each existing or future registered open-end management investment company or series thereof that is part of the same “group of investment companies” as TIAA-CREF Funds (the “Trust”) under Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”) and (i) is advised by Advisors or any entity controlling, controlled by, or under common control with Advisors, or (ii) for which TPIS or any entity

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controlling, controlled by, or under common control with TPIS serves as principal underwriter (such investment companies or series thereof, collectively with the Trust and its series, the “Funds”)1, hereby amend and restate their application (the “Application”) for an order under Section 17(d) of and Rule 17d-1 under the Act, to permit the expense sharing arrangements described in this amended and restated Application (unless otherwise noted, all references to the “Application” herein refer to the Application as amended and restated previously and herein).

I.	INTRODUCTION

Top-Tier Funds and Underlying Funds

          The term “Top-Tier Funds” refers to twenty-three series of the Trust: Lifecycle 2010 Fund, Lifecycle 2015 Fund, Lifecycle 2020 Fund, Lifecycle 2025 Fund, Lifecycle 2030 Fund, Lifecycle 2035 Fund, Lifecycle 2040 Fund, Lifecycle 2045 Fund, Lifecycle 2050 Fund, Lifecycle 2055 Fund, Lifecycle Retirement Income Fund (collectively, the “Lifecycle Funds”), Lifecycle Index 2010 Fund, Lifecycle Index 2015 Fund, Lifecycle Index 2020 Fund, Lifecycle Index 2025 Fund, Lifecycle Index 2030 Fund, Lifecycle Index 2035 Fund, Lifecycle Index 2040 Fund, Lifecycle Index 2045 Fund, Lifecycle Index 2050 Fund, Lifecycle Index 2055 Fund, Lifecycle Index Retirement Income Fund (collectively, the “Lifecycle Index Funds”), Managed Allocation Fund, and any other Fund that invests substantially all of its assets in the Underlying Funds (as defined below). To the extent permitted by the Act, by any exemptive rule promulgated thereunder or by any order of exemption issued by the Securities and Exchange Commission (the “Commission”), a Top-Tier Fund may invest in other Funds, Government securities and short-term paper, as well as other securities and financial instruments, including, but not limited to, forwards, futures, options and swaps (collectively, “Other Assets”). No Top-Tier Fund will invest in another Top-Tier Fund.

[1]	All entities that currently intend to rely on the order have been named as Applicants. Any other entity that footnote continued on next page

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          The Funds in which a Top-Tier Fund may invest are hereinafter referred to individually as an “Underlying Fund” and collectively as “Underlying Funds.” The Top-Tier Funds will not be Underlying Funds.2

II.	APPLICANTS

          Advisors is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. (“Enterprises”), which in turn is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America. Advisors, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment management agreement (“Management Agreement”), Advisors is the investment adviser to the Funds. In addition to investment advisory and management services, Advisors also manages or supervises all aspects of the Funds’ operations, including transfer agency, dividend disbursing, legal, accounting, and administrative and shareholder services. The Management Agreement provides that the Lifecycle Funds, the Lifecycle Index Funds and the Underlying Funds each shall pay a management fee to Advisors; however, Advisors has contractually agreed to waive all of its management fee with respect to the Lifecycle Funds through September 30, 2012, and, with respect to certain of the Lifecycle Index Funds, has contractually agreed to waive a portion of its management fee (currently at an annual rate of 0.10% of average daily net assets) through September 30, 2012 (specifically, on an annual basis, 0.04% for the Lifecycle Index Retirement Income Fund, 0.03% for the Lifecycle Index 2010 Fund, 0.02% for the Lifecycle Index 2015 Fund, and 0.01% for each of the Lifecycle Index 2020 Fund and relies on the order in the future will comply with the terms and conditions of the Application.

[2]

The following is a current list of each Underlying Fund in which the Top-Tier Funds invest or plan to invest, each of which is a series of the Trust and listed as an Applicant: Bond Fund, Bond Index Fund, Bond Plus Fund, Emerging Markets Equity Fund, Emerging Markets Equity Index Fund, Enhanced International Equity Index Fund, Enhanced Large-Cap Growth Index Fund, Enhanced Large-Cap Value Index Fund, Equity Index Fund, Growth & Income Fund, High-Yield Fund, Inflation-Linked Bond Fund, International Equity Fund, International Equity Index Fund, Large-Cap Growth Fund, Large-Cap Value Fund, Mid-Cap Growth Fund, Mid-Cap Value Fund, Money Market Fund, Real Estate Securities Fund, Short-Term Bond Fund and Small-Cap Equity Fund.

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Lifecycle Index 2025 Fund).3 Advisors does not currently receive a management fee under the Management Agreement for its services provided to Managed Allocation Fund.

          Advisors has also contractually agreed to reimburse the Top-Tier Funds to the extent that total annual fund operating expenses (other than acquired fund fees and expenses and extraordinary expenses) exceed certain amounts (varying from 0.00% to 0.35%, depending on the particular Fund and share class, of the Fund’s average daily net assets, so that expenses over these amounts would be reimbursed). As currently contemplated, these reimbursement agreements will remain in place until September 30, 2012.4 Advisors currently has also entered into agreements to provide certain expense reimbursement or fee waiver arrangements for all of the Underlying Funds. Advisors is currently reimbursing expenses for some of the Underlying Funds subject to these agreements; for others, expenses are below the level at which reimbursement is contractually required.

          In addition, the Funds have entered into a separate service agreement with Advisors pursuant to which Advisors provides, or arranges for the provision of, administrative services and shareholder services for the Retirement Class of shares, including services associated with making Retirement Class shares available to retirement plans or pension/retirement plan related platforms. For these services, the Retirement Class of shares of each Fund pays a monthly fee to Advisors at an annual rate of 0.25% of average daily net assets. With respect to the Retirement Class of shares of each of the Lifecycle Funds and the Lifecycle Index Funds, TPIS has contractually agreed to waive the fees to be paid pursuant to a Rule 12b-1 Plan of

[3]

There can be no assurances that Advisors will continue to waive its management fee (or portion thereof) with respect to the Lifecycle Funds or certain of the Lifecycle Index Funds (as described above) beyond the above-referenced termination date.

[4]	There can be no assurances that Advisors will continue these expense reimbursement arrangements with respect to the Top-Tier Funds beyond the above-referenced termination date.

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distribution. As currently contemplated, this waiver agreement will remain in place until September 30, 2012.5

          As of December 31, 2010, Advisors, together with its affiliated investment adviser, TIAA-CREF Investment Management, LLC, are advisers to 68 funds, each of which is an open-end management investment company registered with the Commission under the Act or a series thereof, with combined assets under management (including the mutual funds which comprise the Top-Tier Funds and the Underlying Funds, as well as its other affiliates) of approximately $225 billion.

          The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act. The Trust currently consists of fifty-one separate series (twenty-three of which currently are Top-Tier Funds and twenty-two of which currently are Underlying Funds). Each series has its own investment objectives and policies.

          TPIS is a Delaware corporation registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934. TPIS is also a member firm of the Financial Industry Regulatory Authority, Inc. TPIS, a wholly-owned subsidiary of Enterprises, serves as the distributor of the Funds’ shares.

          Certain Funds currently offer multiple classes of shares. Fund-level expenses of a Fund are currently borne pro rata by that Fund’s shareholders in accordance with the number of shares owned. Certain other expenses are allocated specifically to an individual class of shares. Included in the class expenses are Rule 12b-1 distribution fees, transfer agency expenses and certain administrative service

[5]

There can be no assurances that TPIS will continue this waiver arrangement with respect to the Retirement Class of shares of each of the Lifecycle Funds and the Lifecycle Index Funds beyond the above-referenced termination date.

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fees. Federal and state securities registration fees, custody fees and certain operational fees are currently fund level expenses and are not allocated specifically to an individual class of shares.6

          Boston Financial Data Services, Inc. (“BFDS”), an entity that is not affiliated with either Advisors or TPIS, serves as the Trust’s transfer and dividend paying agent, pursuant to a transfer agency and service agreement (the “TA Agreement”). BFDS’s responsibilities under the TA Agreement include providing transfer agent services and keeping records in connection with the issuance, transfer and redemption of each class of shares of a Fund. For these services, a Fund currently pays BFDS a fixed fee for each shareholder account.

          In addition to BFDS’s fee described above, the Top-Tier Funds and the Underlying Funds currently reimburse BFDS for certain out-of-pocket expenses incurred by BFDS on behalf of the Funds for certain discretionary projects and other services undertaken by BFDS on behalf of the Funds, including, but not limited to, computer programming, records retention, disaster recovery, lost shareholder search and tracking, literature orders and management, bank processing (e.g., deposit and check processing, returned check, wire and overdraft fees), confirmation production, postage, mailing and tabulating proxies, records storage and telephone, intranet or other system configuration charges. BFDS may also be reimbursed for payments made by BFDS under agreements with third parties that provide omnibus accounting, networking, sub-accounting and other shareholder services on behalf of the Funds.

III.	THE PROPOSED TRANSACTIONS

          The Top-Tier Funds have been designed to satisfy the demand of investors for a simple and cost-effective means of obtaining professional investment allocation of their assets among a diversified group

[6]

Applicants reserve the right in the future to: (i) not allocate transfer agency expenses and any other expense (not including Rule 12b-1 distribution fees) specifically to an individual class of shares; and (ii) allocate federal and state securities registration fees and any other expense (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) specifically to an individual class of shares, subject to compliance with the requirements of the Act and rules thereunder.

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of Funds. Each Top-Tier Fund, pursuant to its investment objective and its policies, is currently expected to invest almost exclusively in the shares of specified Underlying Funds, although a Top-Tier Fund may in the future invest in Other Assets as well as Underlying Funds to the extent permitted by the Act, any exemptive rule promulgated thereunder or an exemptive order issued by the Commission.

          Each Top-Tier Fund currently offers multiple classes of shares in reliance on Rule 18f-3 under the Act. Certain Underlying Funds currently offer multiple classes of shares in reliance on Rule 18f-3 under the Act, while other Underlying Funds currently offer a single class of shares.

          Each Top-Tier Fund invests in Institutional Class shares of the Underlying Funds. Institutional Class shares may generally be purchased only by or through certain intermediaries affiliated with Teachers Insurance and Annuity Association-College Retirement Equities Fund (“TIAA-CREF”) or other nonaffiliated persons or intermediaries (such as state-sponsored tuition savings plans or prepaid plans, insurance company separate accounts, or employer-sponsored employee benefit plans) who have entered into a contract or arrangement that enables them to purchase shares of the Funds, or other affiliates of TIAA-CREF or other persons that the Trust may approve from time to time. Institutional Class shares are not subject to sales charges and pay no distribution or shareholder service fees. As a shareholder of the Underlying Funds, each Top-Tier Fund will indirectly bear its pro rata share of the management fees charged to, and other expenses incurred by, the Underlying Funds.

          If the order sought hereby is granted, it is currently contemplated that, with the exception of: (i) investment management fees; (ii) Rule 12b-1 distribution fees; and (iii) class-specific administrative service fees, all expenses of the Top-Tier Funds, including both class-based and fund-wide expenses, will be paid in accordance with a special servicing agreement (“Special Servicing Agreement”) between

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Advisors and the Trust.7 The Special Servicing Agreement will require approval by the Trust’s Board of Trustees (the “Board”) and will be subject to the Applicants’ first obtaining the relief requested hereby. Under the Special Servicing Agreement, each Underlying Fund will bear expenses of a Top-Tier Fund in proportion to the estimated benefit to the Underlying Fund arising from the purchase of its shares by the Top-Tier Fund. The expenses incurred by a Top-Tier Fund that may be reimbursed by an Underlying Fund (“Underlying Fund Payments”) will be less than the financial benefits realized or expected to be realized by the Underlying Fund from the investment in the Underlying Fund by the Top-Tier Fund (“Underlying Fund Benefits”). The Underlying Fund Benefits are expected to result primarily from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large size of a Top-Tier Fund’s holdings of shares in a shareholder account of an Underlying Fund relative to the average size of the share balances held in other Underlying Fund shareholder accounts. A Top-Tier Fund’s shareholder account in an Underlying Fund will experience fewer shareholder transactions and greater predictability of transaction activity than other shareholder accounts. As a result, the shareholder servicing costs to any Underlying Fund for servicing one account registered to a Top-Tier

[7]

The Special Servicing Agreement would not, however, cover non-recurring, extraordinary expenses. Such extraordinary expenses include: any fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Top-Tier Funds and/or a Top-Tier Fund may incur directly, or may incur as a result of its legal obligation to provide indemnification to its officers, trustees and agents; any fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest, penalties or additions to tax, incurred, for example, as a result of the Top-Tier Fund’s failure to distribute all of its earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings. Generally, allocation of such expenses would be determined on a case-by-case basis. In most circumstances, extraordinary expenses that apply to all of the Top-Tier Funds would be borne by all of the Top-Tier Funds, pro-rata according to each Top-Tier Fund’s total assets, or other basis consistent with applicable legal and accounting guidance. Where such expenses relate only to one or more specific Top-Tier Funds (or class(es) of shares thereof), the expenses would be borne solely by that (those) applicable Top-Tier Fund(s) or class(es) of shares thereof. The allocation of extraordinary expenses that apply to more than one Top-Tier Fund would be subject to the oversight or approval of the Board of Trustees and would need to be consistent with applicable legal and accounting standards. The requested relief would not extend to these extraordinary expenses since extraordinary expenses are not covered by the Special Servicing Agreement. Further, such extraordinary expenses would not affect the expenses that are covered by the Special Servicing Agreement.

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Fund will be significantly less than the cost to that same Underlying Fund of servicing the same pool of assets contributed by a large group of shareholders owning relatively small accounts in one or more Underlying Funds. In addition, by reducing Top-Tier Fund expenses, the Special Servicing Agreement may lead to increased assets being invested in the Top-Tier Funds, which in turn would lead to increased assets being invested in the Underlying Funds. Further, increased assets could enable the Underlying Funds to control and reduce their expense ratios because their operating expenses will be spread over a larger asset base.

          In estimating the Underlying Fund Benefits from having many Top-Tier Fund investors indirectly invest in the Underlying Fund through a single Top-Tier Fund shareholder account, the Underlying Fund will be deemed to have realized a reduction in transfer agency expenses because fewer shareholder accounts need to be opened than would be the case if investors in the Top-Tier Fund instead invested directly in the Underlying Fund. No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded).

          Notwithstanding the general treatment of transfer agency expenses discussed in the preceding paragraph, certain Underlying Funds may benefit from investment by a Top-Tier Fund to a greater degree than other Underlying Funds, because they experience a higher level of investment and, therefore, have the ability to spread their operating expenses over a larger asset base. As a result, each Underlying Fund will bear non-transfer agency, asset-based expenses of a Top-Tier Fund in proportion to the average daily value of its shares owned by the Top-Tier Fund. In addition, each Underlying Fund will bear any transfer agency expenses of a Top-Tier Fund that are assessed as a percentage of net assets in proportion to the average daily value of the Underlying Fund shares owned by the Top-Tier Fund.

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          To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 below must be met with respect to each class of a Fund as well as the Fund as a whole.

          No Fund will enter into the Special Servicing Agreement unless the Special Servicing Agreement (1) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments; (2) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments; (3) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; (4) provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded); and (5) has been approved by the Fund’s Board including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

          In approving the Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation: (1) the reasons for the Underlying Fund’s entering into the Special Servicing Agreement; (2) information quantifying the Underlying Fund Benefits; (3) the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund; (4) the extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds; (5) the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio; (6) the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and (7) any conflicts of interest that Advisors, any affiliated person of

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Advisors, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

          Prior to approving the Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of the Independent Trustees, will determine that: (1) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (2) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and (3) by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

          In addition, as discussed above, Advisors currently has entered into agreements to provide certain expense reimbursement or fee waiver arrangements for the Top-Tier Funds and the Underlying Funds. It is noted that Advisors’ obligations with respect to these expense reimbursement or waiver arrangements may be affected by the relief requested herein. Assuming the expense reimbursement and waiver arrangements are in place at such time as the relief requested herein is granted, the obligations of Advisors to the Top-Tier Funds may be reduced by virtue of the Underlying Fund Payments, and the obligations of Advisors to the Underlying Funds may be increased by virtue of the additional expense borne by those Underlying Funds from the Underlying Fund Payments. Any effect this may have on the obligations of Advisors will be reported to the Board in connection with seeking the Board’s approval for entering into and renewing the Special Servicing Agreement, as described herein.

          Approval by a Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 below, will be required at least annually after a Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

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IV.	ANALYSIS OF PROPOSED TRANSACTION AND APPLICABLE LAW

	A.	Legal Framework

		1.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company..., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

          Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

          Advisors, as investment adviser, is an affiliated person of each of the Top-Tier Funds and Underlying Funds, which in turn could be deemed to be under common control of Advisors and therefore affiliated persons of each other. The Top-Tier Funds and the Underlying Funds also may be affiliated persons by virtue of a Top-Tier Fund’s ownership of more than 5% of the outstanding voting securities of an Underlying Fund. Consequently, the Special Servicing Agreement could be deemed to be a joint transaction among the Top-Tier Funds, the Underlying Funds and Advisors.

          Applicants believe that the proposed expense sharing arrangements are structured to assure that the participation of the Top-Tier Funds, the Underlying Funds and Advisors is consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the Special

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Servicing Agreement and the conditions set forth below will ensure that no participant will participate on a basis less advantageous from that of the other participants. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed expense sharing arrangements.

          Based on fund expense experience and conservative projections as to the expected long-term investment nature of the Top-Tier Funds’ shareholders, it is expected that the Top-Tier Funds will generate Underlying Fund Benefits. Such Underlying Fund Benefits are due primarily to the greatly reduced variable (shareholder servicing) expenses and trading activity which result from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large asset size of each shareholder account that represents an investment by a Top-Tier Fund relative to other shareholder accounts. The Special Servicing Agreement is intended to rationalize the allocation of expenses between the Top-Tier Funds and the Underlying Funds in light of the substantial benefits that the Underlying Funds realize as a result of the investment by the Top-Tier Funds.

          The Top-Tier Funds and the Underlying Funds will participate in the arrangement on the same, or substantially the same, basis. The terms of the Special Servicing Agreement and the conditions of the requested order will serve to ensure that there is a direct connection between the expense reductions to the Underlying Funds and the expenses borne by the Underlying Funds under the Special Servicing Agreement. Under the Special Servicing Agreement, the Underlying Funds will bear the expenses of the Top-Tier Funds (excluding any management, 12b-1 plan or class-specific administrative service fees) only to the extent that: (1) the Underlying Fund Payments are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Funds had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (2) the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; and (3) no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the

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Underlying Fund will be excluded). Finally, the Underlying Fund Payments will be subject to review and approval by that Underlying Fund’s Board, including a majority of the Independent Trustees.

          Participation of Advisors in the expense sharing arrangement will not be on a basis more advantageous than that of the Top-Tier Funds or the Underlying Funds. In particular, the Special Servicing Agreement will provide that no affiliated person of the Top-Tier Fund, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments. In addition, the Board of an Underlying Fund, in approving a Special Servicing Agreement will consider any conflicts of interest that Advisors, any affiliated person of Advisors, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

2.	Applicable Precedent

          The proposed expense sharing arrangements described in this Application are within applicable precedent. The Commission has granted relief similar to that sought in this Application.8

V.	CONDITIONS

          Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement:

[8]

See, e.g., In the matter of Forward Funds and Forward Management, Investment Company Act Release Nos. 28640 (Mar. 3, 2009) (notice) and 28682 (Mar. 30, 2009) (order); In the matter of Franklin Templeton Fund Allocator Series, et al., Investment Company Act Release Nos. 28574 (Dec. 29, 2008) (notice) and 28608 (Jan. 26, 2009) (order); In the matter of MFS Series Trust X, Investment Company Act Release Nos. 27662 (Jan. 17, 2007) (notice) and 27698 (Feb. 13, 2007) (order); In the matter of Accessor Funds, Inc. and Accessor Capital Management LP, Investment Company Act Release Nos. 25118 (Aug. 21, 2001) (notice) and 25159 (Sept. 18, 2001) (order); Frank Russell Investment Company, et al., Investment Company Act Release Nos. 23635 (Jan. 7, 1999) (notice) and 23676 (Feb. 2, 1999) (order); Mitchell Hutchins Portfolios, Investment Company Act Release Nos. 23197 (May 20, 1998) (notice) and 23252 (June 16, 1998) (order); In the matter of New England Funds, L.P., et al., Investment Company Act Release Nos. 23116 (Apr. 15, 1998) (notice) and 23181 (May 12, 1998) (order).

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          (a) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments;

          (b) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments;

          (c) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds;

          (d) provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded); and

          (e) has been approved by the Fund’s Board, including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

2.       In approving a Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation:

          (a) the reasons for the Underlying Fund’s entering into the Special Servicing Agreement;

          (b) information quantifying the Underlying Fund Benefits;

          (c) the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund;

          (d) the extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds;

          (e) the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio;

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          (f) the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and

          (g) any conflicts of interest that Advisors, any affiliated person of Advisors, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

3.       Prior to approving a Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of Independent Trustees, will determine that:

          (a) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary;

          (b) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and

          (c) by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

4.       In approving a Special Servicing Agreement, the Board of a Fund will request and evaluate, and Advisors will furnish, such information as may reasonably be necessary to evaluate the terms of the Special Servicing Agreement and the factors set forth in condition 2 above, and make the determinations set forth in conditions 1 and 3 above.

5.       Approval by the Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 above, will be required at least annually after the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

6.       To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of the Top-Tier Fund, conditions 1 through 5 above must be met with respect to each class of a Fund as well as the Fund as a whole.

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7.       Each Fund will maintain and preserve the Board’s findings and determinations set forth in conditions 1 and 3 above, and the information and considerations on which they were based, for the duration of the Special Servicing Agreement, and for a period not less than six years thereafter, the first two years in an easily accessible place.

VI.	REQUEST FOR ORDER

          Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting Applicants to participate in the expense sharing arrangement described herein.

VII.	EXHIBITS TO APPLICATION

          The following materials were included in the Application filed on October 5, 2010 and are herein incorporated by reference and remain in effect:

Description

Authorization of TIAA-CREF Funds for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Authorization of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Authorization of Teachers Personal Investors Services, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A	Verification of Vice President and Corporate Secretary of TIAA-CREF Funds for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit A-1	Verification of President and Chief Executive Officer of Teachers Advisors, Inc. pursuant to paragraph (d) of Rule 0-2.

Exhibit A-2	Verification of President of Teachers Personal Investors Services, Inc. pursuant to paragraph (d) of Rule 0-2.

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VIII.	COMMUNICATIONS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 730 Third Avenue, New York, New York 10017. Please direct any questions and send copies of communications to this Application to:

Stewart P. Greene, Esq.
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000
with copies of any written communication to:

Jeffrey S. Puretz, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3358

          It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.	AUTHORIZATION

          Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund and the boards of directors of Advisors and TPIS have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an Order permitting the proposed expense sharing arrangements described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Trust, Advisors and TPIS by the undersigned officers of the Trust, Advisors and TPIS have been complied with and each such officer is fully authorized to do so.

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          This Application has been duly executed this 8th day of July, 2011, by the undersigned.

TIAA-CREF FUNDS
on behalf of its series:
LIFECYCLE 2010 FUND
LIFECYCLE 2015 FUND
LIFECYCLE 2020 FUND
LIFECYCLE 2025 FUND
LIFECYCLE 2030 FUND
LIFECYCLE 2035 FUND
LIFECYCLE 2040 FUND
LIFECYCLE 2045 FUND
LIFECYCLE 2050 FUND
LIFECYCLE 2055 FUND
LIFECYCLE RETIREMENT INCOME FUND
LIFECYCLE INDEX 2010 FUND
LIFECYCLE INDEX 2015 FUND
LIFECYCLE INDEX 2020 FUND
LIFECYCLE INDEX 2025 FUND
LIFECYCLE INDEX 2030 FUND
LIFECYCLE INDEX 2035 FUND
LIFECYCLE INDEX 2040 FUND
LIFECYCLE INDEX 2045 FUND
LIFECYCLE INDEX 2050 FUND
LIFECYCLE INDEX 2055 FUND
LIFECYCLE INDEX RETIREMENT INCOME FUND
MANAGED ALLOCATION FUND
BOND FUND
BOND INDEX FUND
BOND PLUS FUND
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX FUND
ENHANCED INTERNATIONAL EQUITY INDEX FUND
ENHANCED LARGE-CAP GROWTH INDEX FUND
ENHANCED LARGE-CAP VALUE INDEX FUND
EQUITY INDEX FUND
GROWTH & INCOME FUND
HIGH-YIELD FUND
INFLATION-LINKED BOND FUND
INTERNATIONAL EQUITY FUND
INTERNATIONAL EQUITY INDEX FUND
LARGE-CAP GROWTH FUND
LARGE-CAP VALUE FUND
MID-CAP GROWTH FUND
MID-CAP VALUE FUND
MONEY MARKET FUND
REAL ESTATE SECURITIES FUND
SHORT-TERM BOND FUND
SMALL-CAP EQUITY FUND

By:	/s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

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TEACHERS ADVISORS, INC.

By:	/s/ Phillip G. Goff

Name: Phillip G. Goff
Title: Funds Treasurer

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:	/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach
Title: President

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EXHIBIT A

VERIFICATION

          The undersigned states that she has duly executed the attached Amendment No. 2 to, and Restatement of, Application dated July 8, 2011 for and on behalf of TIAA-CREF Funds; that she is the Assistant Secretary of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF FUNDS

By:	/s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

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EXHIBIT A-1

VERIFICATION

          The undersigned states that he has duly executed the attached Amendment No. 2 to, and Restatement of, Application dated July 8, 2011 for and on behalf of Teachers Advisors, Inc.; that he is an Officer of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TEACHERS ADVISORS, INC.

By:	/s/ Phillip G. Goff

Name: Phillip G. Goff
Title: Funds Treasurer

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EXHIBIT A-2

VERIFICATION

          The undersigned states that he has duly executed the attached Amendment No. 2 to, and Restatement of, Application dated July 8, 2011 for and on behalf of Teachers Personal Investors Services, Inc.; that he is the President of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:	/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach
Title: President

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